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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Teltronics, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Upon Conversion of Series C Preferred Stock)
(Title of Class of Securities)
879698306
(CUSIP Number)
Scott T. Mikuen
Vice President, Associate General Counsel
and Corporate Secretary
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919
321-727-9100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	879698306

1	NAMES OF REPORTING PERSONS: Harris Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	34-0276860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

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This Amendment No. 1 to Schedule 13D (“Amendment”) is being filed by Harris Corporation as an amendment to the Schedule 13D, dated March 28, 2002, as filed with the Securities and Exchange Commission on April 8, 2002 (the “Original Schedule 13D”), with respect to the common stock, $.001 par value, (the “Common Stock”) of Teltronics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2150 Whitfield Industrial Way, Sarasota, Florida 34243.
Capitalized terms used but not defined in this Amendment have the meaning set forth in the Original Schedule 13D.
The Original Schedule 13D is hereby amended and supplemented as follows:
Item 2. Identity and Background.
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a-c) and (f).

This statement is filed by Harris Corporation, a Delaware corporation (“Harris”). Harris, together with its subsidiaries, is an international communications and information technology company focused on providing assured communications products, systems and services for government and commercial customers. Its operating divisions serve markets for government communications, secure tactical radios and broadcast communications and systems.

The principal business address of Harris is 1025 West NASA Blvd., Melbourne, Florida 32919.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director of Harris are set forth in Schedule I-A and are incorporated into this Item 2 by reference. The name, present principal occupation or employment of each executive officer of Harris are set forth in Schedule I-B and are incorporated into this Item 2 by reference.

(d) and (e).

During the last five years, neither Harris, nor, to the knowledge of Harris, any of the persons listed on Schedules I-A and I-B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction.
Item 4 of the Original Schedule 13D is hereby amended to add the following paragraph at the end of Item 4:
On March 29, 2007, Harris entered into a Stock Purchase Agreement (the “Purchase Agreement”) with IHL Investments, LLC (“IHL”). The closing of the transaction contemplated by the Purchase Agreement also occurred on March 29, 2007 (the “Closing”). Pursuant to the Purchase Agreement, at the Closing, IHL purchased from Harris 40,000 shares of Series C Preferred Stock of Issuer for an aggregate purchase price consideration of $1,700,000. The Series C Preferred Stock is convertible into shares of Common Stock.

In accordance with the terms of the Purchase Agreement, IHL paid $1,300,000 of the purchase price for the Series C Preferred Stock to Harris in cash at the Closing. The remaining $400,000 shall be

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due and payable to Harris on December 27, 2007, under a Secured Promissory Note, in the principal amount of $400,000 executed at the Closing by IHL in favor of Harris. In addition, at the Closing IHL and Harris entered into a Pledge Agreement whereby IHL granted to Harris a security interest in 10,000 shares of the Series C Preferred Stock as collateral for payment and performance under the Secured Promissory Note.

As a result of the consummation of the transaction contemplated by the Purchase Agreement, Harris disposed of 100% of its interest in the Issuer.

The foregoing summary description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 6 hereto and incorporated into this Item 4 of this Amendment by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:
     As of the Closing, Harris does not beneficially own Common Stock or any other securities of the Issuer. To the best knowledge of Harris, the persons listed on Schedules I-A and I-B do not beneficially own Common Stock or any other securities of the Issuer. Other than the consummation of the transaction contemplated by the Purchase Agreement, neither Harris nor, to the knowledge of Harris, any of the persons listed on Schedules I-A and I-B has effected other transactions in securities of the Issuer in the last sixty (60) days.
Item 7. Material to Be Filed As Exhibits.
Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:
     Exhibit 6   Stock Purchase Agreement, dated as of March 29, 2007, between Harris and IHL.
     Exhibit 7   Secured Promissory Note, dated as of March 29, 2007, made by IHL in favor of Harris.
     Exhibit 8   Pledge Agreement, dated as of March 29, 2007, between IHL and Harris.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 6, 2007

HARRIS CORPORATION
By:	/s/ Scott T. Mikuen
	Name:	Scott T. Mikuen
	Title:	Vice President, Associate General Counsel and Corporate Secretary

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SCHEDULE I-A
     The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of Harris are set forth below.
     All directors listed below are United States citizens.

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)
Thomas A. Dattilo	Former Chairman, President and Chief Executive Officer of Cooper Tire & Rubber Company, a company that specializes in the design, manufacture and sale of tires and tread rubber and related equipment. He joined Cooper in January 1999 as President and Chief Operating Officer and was Chairman, President and Chief Executive Officer from April 2000 until August 2006. Prior to joining Cooper, he held senior positions with Dana Corporation. Address: 1983 Beach Avenue, Atlantic Beach, FL 32233

Terry D. Growcock	Chairman and Chief Executive Officer of The Manitowoc Company, Inc., a diversified industrial manufacturer of cranes and foodservice equipment and a provider of ship building and ship repair services. Address: The Manitowoc Company, Inc. 2400 South 44th Street, Manitowoc, WI 54220

Lewis Hay III	Chairman, President and Chief Executive Officer of FPL Group, Inc., a public utility holding company, and is Chairman and Chief Executive Officer of Florida Power and Light Company. Address: 700 Universe Boulevard, Juno Beach, FL 33408-0420

Karen Katen	Former Vice Chairman, Pfizer Inc., a research-based, global pharmaceutical company, and former Chairman of the Pfizer Foundation, the company’s philanthropic arm devoted to supporting healthcare access, education and community outreach initiatives around the world. Ms. Katen held a series of management positions with Pfizer since she joined in 1974. Address: 425 E. 58th Street, #22D, New York, NY 10022

Stephen P. Kaufman	Retired Chairman and Chief Executive Officer of Arrow Electronics, Inc., a distributor of semiconductors, peripherals and components. Senior lecturer at the Harvard Business School since 2001. Address: Office of Stephen P. Kaufman 306 Beacon Street, Suite 2, Boston, MA 02116

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Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)
Leslie F. Kenne	Retired in September 2003 from the U.S. Air Force, where she had most recently been Deputy Chief of Staff for Warfighting Integration at Air Force headquarters in Washington, D.C. President of LK Associates, a private independent consulting firm since September 2003. Address: 3450 Barrister’s Keepe Circle, Fairfax,VA 22031-4715

Howard L. Lance	Chairman of the Board, President and Chief Executive Officer. Prior to joining Harris in January of 2003, Mr. Lance was President of NCR Corporation, an information technology services provider, and Chief Operating Officer of its Retail and Financial Group from July 2001 until October 2002. Address: Harris Corporation, 1025 West NASA Boulevard, Melbourne, FL 32919

David B. Rickard	Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS Corporation and CVS Pharmacy, Inc., a retail drugstore chain. Address: CVS Corporation, One CVS Drive, Woonsocket, RI 02895

Dr. James C. Stoffel	Retired Senior Vice President, Chief Technical Officer, and Director of Research and Development of Eastman Kodak Company, a film and digital imaging company. He held this position from 2000 to April 2005. Address: 101 Knollwood Drive, Rochester, NY 14618-3514

Gregory T. Swienton	Chairman and Chief Executive Officer of Ryder System, Inc., a logistics and transportation services company. Address: Ryder System, Inc., 11690 N.W. 105th Street, Miami, FL 33178-1103

Hansel E. Tookes II	Retired from Raytheon Company in December 2002. He joined Raytheon in September 1999 as president and Chief Operating Officer of its Raytheon Aircraft Company subsidiary, a commercial, military and regional aircraft manufacturing company. He was appointed Chief Executive Officer of Raytheon Aircraft Company in January 2000 and Chairman in August 2000. He became President of Raytheon International in May 2001. Address: 471 Savoie Drive, Palm Beach Gardens, FL 33410

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SCHEDULE I-B
     The name and present principal occupation or employment of each executive officer of Harris are set forth below.
     All executive officers listed below are United States citizens.
     Unless otherwise indicated, for each person identified below, the business address is 1025 West NASA Blvd., Melbourne, FL 32919

Name	Present principal occupation or employment	Business Address
R. Kent Buchanan	Vice President, Corporate Technology and Development

Eugene S. Cavallucci	Vice President, General Counsel

Robert K. Henry	Executive Vice President, Harris	2400 Palm Bay Road,
	Corporation and President, Government	Mailstop 2-22D
	Communications Systems Division	Palm Bay, FL 32905

Howard L. Lance	Chairman, President and Chief Executive Officer

Gary L. McArthur	Vice President and Chief Financial Officer

Pamela Padgett	Vice President, Investor Relations and Corporation Communications

Daniel R. Pearson	Group President, Defense Communications	2400 Palm Bay Road,
Mailstop 2-21E,
Palm Bay, FL 32905

Lewis A. Schwartz	Vice President, Principal Accounting Officer

Jeffrey S. Shuman	Vice President, Human Resources and Corporate Relations

Timothy E. Thorsteinson	President, Broadcast Communications	25 Dyas Rd., North York-
	Division	Ontario, Canada M3B1V7

Jeremy C. Wensinger	Group President, Integrated Systems and	2400 Palm Bay Road,
	Services, Government Communications	Mailstop W1/11J,
	Systems Division	Palm Bay, FL 32905

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Exhibit Index

Exhibit 6	Stock Purchase Agreement, dated as of March 29, 2007, between Harris and IHL.

Exhibit 7	Secured Promissory Note, dated as of March 29, 2007, made by IHL in favor of Harris.

Exhibit 8	Pledge Agreement, dated as of March 29, 2007, between IHL and Harris.

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Exhibit 6
EXECUTION COPY
STOCK PURCHASE AGREEMENT
     This STOCK PURCHASE AGREEMENT dated as of March 29, 2007 (this “Agreement”), by and between HARRIS CORPORATION, a Delaware corporation (“Seller”), and IHL INVESTMENTS, LLC, a Delaware limited liability company (“Buyer”).
Recitals
     Seller is the record and beneficial owner of 40,000 shares of Series C Convertible Preferred Stock, $.001 par value (the “Shares”), of Teltronics, Inc., a Delaware corporation (the “Company”). Buyer desires to purchase the Shares from Seller, and Seller desires to sell the Shares to Buyer, all upon the terms and subject to the conditions set forth in this Agreement.
     Therefore, in reliance on the representations, warranties and agreements made herein and in consideration of the premises and mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
Terms
     1. Sale and Purchase of Shares. At the Closing (defined below), Seller shall sell, assign and transfer to Buyer the Shares and all rights that Seller shall have with respect to any and all accrued but unpaid dividends relating to the Shares by delivering to Buyer, against payment therefor as provided below, one or more certificates evidencing the Shares (the “Stock Certificates”), in proper form for transfer or with duly executed stock powers attached thereto.
     2. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Seller, 1025 West NASA Boulevard, Melbourne, Florida 32919, or at such other place or places as the parties may agree on March 29, 2007, (the “Closing Date”) and shall be effective as of that date.
     3. Purchase Price and Payment. The purchase price payable by Buyer for the Shares shall be ONE MILLION SEVEN HUNDRED THOUSAND DOLLARS ($1,700,000.00) (the “Purchase Price”). ONE MILLION THREE HUNDRED THOUSAND DOLLARS ($1,300,000.00) of the Purchase Price (the “Cash Consideration”) shall be payable in cash at Closing by wire transfer of immediately available funds to the account designated by Seller to Buyer prior to the Closing. The remaining FOUR HUNDRED THOUSAND DOLLARS ($400,000.00) of the Purchase Price (the “Deferred Consideration”) shall be due and payable from Buyer to Seller on December 27, 2007 without interest. The terms of payment of the Deferred Consideration are further detailed by the terms of a promissory note made by Buyer in favor of Seller dated of even date herewith (the “Note”), which obligations under the Note shall be secured by a pledge of the Shares pursuant to a pledge agreement by Buyer in favor of Seller dated of even date herewith (the “Pledge Agreement”).

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     4. Deliveries of Buyer at Closing. At the Closing, Buyer shall deliver to Seller:
          (a) payment of the Cash Consideration in accordance with Section 3 hereof;
          (b) the Note in the amount of the Deferred Consideration in the form of Exhibit A attached hereto; and
          (c) the Pledge Agreement in the form of Exhibit B attached hereto.
     5. Representations and Warranties of Seller. Seller represents and warrants to Buyer that: (a) Seller is the owner of the Shares, (b) Seller has the corporate power and authority to sell the Shares to Buyer and (c) the Shares are free of all encumbrances, except for restrictions with respect to transferability imposed by the provisions of the Securities Act of 1933, as amended or applicable state securities laws. EXCEPT AS EXPRESSLY PROVIDED IN THIS SECTION 5, THE SELLER DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESSED OR IMPLIED, WRITTEN OR ORAL.
     6. Representations and Warranties of Buyer. Buyer represents and warrants to Seller that:
          (a) Buyer acknowledges and agrees that Seller: (i) is not a controlling person with respect to the Company; (ii) does not have the power to nominate or appoint any member of the Company’s board of directors; (iii) is not otherwise involved in the management of the Company; and (iv) has a relationship with the Company such that Seller is not privy to, nor does Seller have access to, information regarding the Company that has not been publicly disclosed;
          (b) Buyer is not relying on Seller to provide Buyer information regarding the Company or the Shares, and Buyer is looking solely to the Company for such information;
          (c) the Company has provided Buyer all information relevant to Buyer’s investment decision, including, but not limited to, the Company’s financial statements for the most recent fiscal year and any and all of the Company’s reports and registration statements filed with the Securities Exchange Commission;
          (d) the Company has permitted Buyer to make such other investigations as Buyer considers appropriate to determine or verify the condition (financial or otherwise) of the Company and to consummate the transactions contemplated by this Agreement;
          (e) Buyer is able to evaluate the merits, risks and other factors bearing on the suitability of the Shares as an investment;
          (f) Buyer is acquiring the Shares for its own account, for investment purposes only and not with a view to, or for sale in connection with, any distribution of the Shares, or with any present intention of selling all or part of the Shares;
          (g) Buyer is not acting as part of a group, or in concert with any other person or entity, in connection with its purchase of the Shares; and

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          (h) Buyer is aware that it may be required to report the acquisition of Shares pursuant to Section 16 of the Securities Exchange Act and may be subject to other reporting obligations under applicable securities laws.
     7. Indemnification. Subject to the conditions set forth below, each party hereto (the “Indemnifying Party,” as applicable) agrees to indemnify and hold harmless the other party hereto and its respective affiliates, agents, employees, officers and directors (collectively, the “Indemnified Parties”) against any and all loss, liability, claim, damage and reasonable expense whatsoever (which shall include, for all purposes of this Section 7, but not be limited to, reasonable attorneys’ fees and any and all expense whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever and any and all amounts paid in settlement of any claim or litigation) as and when incurred arising out of, based upon, or in connection with (a) any breach of representation or warranty contained in this Agreement, or (b) the Indemnifying Party’s breach of the provisions of this Agreement.
     8. Release of Seller. Except for Seller’s obligation to deliver the Stock Certificates to Buyer pursuant to Section 1 hereof; deliver the Assignment pursuant to Section 9 hereof; and Seller’s representations and warranties as set forth in Section 5 hereof: (a) Seller and its affiliates, agents, employees, officers and directors shall have no liability to Buyer or its affiliates, agents, employees, officers or directors for any losses, claims or expenses related to or arising out of this Agreement; and (b) Buyer for itself and on behalf of its affiliates, agents, employees, officers and directors hereby waives and releases any and all claims Buyer currently has or may in the future have against Seller and its affiliates, agents, employees, officers and directors arising in connection with or otherwise related to this Agreement or the transactions contemplated hereby.
     9. Assignment of Registration Rights Agreement. At the Closing, Seller shall assign to Buyer the Registration Rights Agreement dated March 27, 2002 by and between Seller and the Company.
     10. Miscellaneous Provisions.
          (a) Costs and Expenses. Each party shall pay its own expenses in connection with the preparation, negotiation, and performance of the terms of this Agreement.
          (b) Survival of Representations and Warranties. The representations and warranties contained herein or in any certificate, statement, document or instrument furnished hereunder shall survive the Closing until March 29, 2009. The covenants of Seller and Buyer shall continue in full force and effect in accordance with their respective terms.
          (c) Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of Delaware without giving effect to any choice or conflicts of laws provisions or rules thereof (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any other jurisdiction other than the State of Delaware.

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          (d) Notices. All notices, consents, requests, instructions, approvals and other communications which may be or are required to be given, served or sent by either party pursuant to this Agreement, shall be in writing and shall be delivered personally, or sent by nationally recognized overnight courier service, or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Buyer:	IHL Investments, LLC
3402 Oak Grove, Suite 200
Dallas, Texas 75204
Attention: Manager

With a copy to:	Gillespie, Roger, Watsky & Jones, P.C.
3402 Oak Grove, Suite 200
Dallas, Texas 75204
Attention: Hal K. Gillespie, Esq.

If to Seller:	Harris Corporation
1025 West NASA Boulevard
Melbourne, FL 32919
Attention: Scott T. Mikuen
Each party may designate by notice in writing as aforesaid a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication which shall be mailed, sent, or delivered in the manner described above, shall be deemed sufficiently given, served, sent or received for all purposes (i) on the day personally delivered or faxed, (ii) on the second day after the date delivered to a nationally recognized overnight courier, or (iii) on the fifth day following the date sent by certified mail.
          (e) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be illegal, invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect.
          (f) Submission to Jurisdiction; Prevailing Party
               (i) Jurisdiction. EACH PARTY HEREBY CONSENTS TO THE JURISDICTION OF ANY FEDERAL COURT LOCATED WITHIN THE MIDDLE DISTRICT OF FLORIDA AND ANY STATE COURT WITHIN BREVARD COUNTY, STATE OF FLORIDA, AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS, AND EACH PARTY WAIVES ANY OBJECTION WHICH IT MIGHT HAVE BASED ON IMPROPER VENUE OR FORUM NON CONVENIENS. EACH PARTY HEREBY WAIVES TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT.

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               (ii) Prevailing Party. In the event of a dispute hereunder, the prevailing party in such dispute shall be entitled to recover from the non-prevailing party, all costs and expenses incurred in connection with such dispute, including reasonable attorneys’ fees and costs incurred before and at trial or any other proceedings.
          (g) Specific Performance. The parties acknowledge and agree that the other would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which a party may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by specific performance and to temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement.
          (h) No Third Party Beneficiary. This Agreement is entered into solely for the benefit of the parties hereto, and the provisions of this Agreement shall be for the sole and exclusive benefit of such parties and their respective successors and permitted assigns. No person not a party hereto or their successors and permitted assigns (including the Company) shall be entitled to enforce any provisions hereof or exercise any right hereunder.
          (i) Waiver; Amendment.
               (i) Neither the waiver by either of the parties hereto of a breach of or a default under any one or more of the provisions of this Agreement, nor the failure of either of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder. No waiver shall be binding unless executed by the party making the waiver.
               (ii) No provisions of this Agreement may be amended, modified, discharged or terminated except by written agreement duly executed by each of the parties.
          (j) Assignment. Neither Seller nor Buyer shall assign any of their rights or obligations under this Agreement without the prior written consent of the other. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.
          (k) Entire Agreement. This Agreement, the Note and the Pledge Agreement embody and constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede and cancel any prior and contemporaneous oral or written agreement, letter of intent, proposal executed or delivered by or on behalf of any of the parties, representations or understanding related to the subject matter hereof, written or oral.

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          (l) Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or other non-alterable electronic transmission), and it shall not be necessary that the signature of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart, but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more such counterparts. All counterparts shall constitute one and the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.
          (m) No Set-Off. Neither party hereto shall have any right to set-off any amounts due under this Agreement against any claims or amounts due to the other parties under any other arrangement between or among the parties.
          (n) Counsel. Each party hereto acknowledges each of them have been represented by legal counsel with respect to all matters contemplated herein, from the commencement of negotiations and at all times through the execution hereof, and each party represents and warrants that it has reviewed, knows and understands, and agrees with the terms and conditions of this Agreement.
[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK;
SIGNATURE PAGE FOLLOWS]

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     IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date set forth above.

SELLER: HARRIS CORPORATION
By:	/s/ Charles J. Greene
	Name:	Charles J. Greene
	Title:	V.P.-Tax & Treasurer

BUYER: IHL Investments, LLC
By:	/s/ L. Balikowsky
	Name:	L. Balikowsky
Its: Manager

SELLER:
* * * * *
State of FLORIDA
County of BREVARD
On March 29, 2007 before me appeared Charles J. Greene who is personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to within the instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Notary Public,
Commission No.	DD 263331

Expires	2/24/08

/s/ Vicki L. Calicchia

		Vicki L. Calicchia	Notary
BUYER:
* * * * *
State of TEXAS
County of DALLAS
On March 29, 2007 before me appeared L. Balikowsky who is personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to within the instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Notary Public,
Commission No.

Expires	Expires 7/25/09

s/s Patricia Stephens

		Patricia Stephens	Notary
[Signature page to Stock Purchase Agreement]

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Exhibit 7
EXECUTION COPY
SECURED PROMISSORY NOTE

$400,000.00	March 29, 2007
     FOR VALUE RECEIVED, the undersigned IHL INVESTMENTS, LLC, a Delaware limited liability company (“Maker”), having an address at 3402 Oak Grove, Suite 200, Dallas, Texas 75204 hereby promises to pay to the order of HARRIS CORPORATION, a Delaware corporation, or its assigns (“Payee”), at 1025 West NASA Boulevard, Melbourne, Florida 32919, or at such other address as Payee may from time to time designate to Maker in writing, the principal sum of FOUR HUNDRED THOUSAND DOLLARS ($400,000.00), in lawful money of the United States of America which, at the time of payment, shall be legal tender for the payment of all debts, public and private without interest, except as set forth below following maturity or an Event of Default.
     The holder of this Note is entitled to the rights and benefits of the Pledge Agreement between Maker and Payee entered into as of March 29, 2007 (“Pledge Agreement”) and may enforce the agreement of the Maker contained therein and exercise the remedies provided for thereby or otherwise available in respect thereof. Reference is made to the Pledge Agreement for a statement of such rights and benefits.
     1. Payment of Principal and Interest.
          (a) The entire unpaid principal balance on this Note, shall be due and payable on December 27, 2007, if not sooner paid, accelerated or declared to be due and payable.
          (b) If any day for payment of principal of, or interest on, this Note shall be a day other than a business day, such payment shall be made on the next succeeding business day.
          (c) All payments hereunder shall be applied first to all fees, expenses and other amounts (exclusive of principal and interest) then due hereunder, next to interest then due and the balance to the principal then due.
          (d) Maker shall not be obligated to pay and Payee shall not collect interest at a rate in excess of the maximum permitted by law or the maximum that will not subject Payee to any civil or criminal penalties. If because of the acceleration of maturity, the payment of interest in advance or any other reason, Maker is required, under the provisions of this Note, to pay interest at a rate in excess of such maximum rate, the rate of interest under such provisions shall immediately and automatically be reduced to such maximum rate, and any payment made in excess of such

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maximum rate together with interest thereon at the rate provided herein from the date of such payment, shall be immediately and automatically applied to the payment of expenses owing to Payee and then to the reduction of the unpaid principal balance of this Note as of the date on which such excess payment was made. If the amount to be so applied to reduction of the unpaid principal balance exceeds the unpaid principal balance, the amount of such excess shall be refunded by Payee to Maker.
     2. Prepayment of Principal.
          (a) Maker may prepay principal of this Note in whole or in part at any time without penalty or premium and the payment of all other fees, expenses and sums due and owing hereunder, in each case with the amount of such prepayment being applied first to any such fees or expenses then to principal as set forth in this Note.
          (b) Payee shall have the right to require that this Note be prepaid in full (i) upon the sale, transfer or other disposition by Maker of all or substantially all of its property, assets or business or (ii) upon any merger, reorganization or consolidation in which Maker is not the resulting or surviving entity or (iii) upon any merger, reorganization, sale of interests or other similar event pursuant to which the current owners of the interests of Maker cease to own more than fifty (50%) percent of the interests of Maker.
     3. Late Charges; Default Interest. After maturity (whether by acceleration, required prepayment or otherwise) of this Note or after the occurrence of an Event of Default (as defined below) with respect to any payment of principal due on this Note, this Note shall bear interest, payable on demand, at a rate of twelve and one-half (12.5%) percent per annum, but not in excess of the maximum rate allowed by law.
     4. Security. This Note is secured by and entitled to the benefit of the Pledge Agreement.
     5. Affirmative Covenants. So long as this Note shall remain unpaid, Maker shall, unless waived by the advance written consent of Payee:
          (a) Legal Existence. Maintain its existence in good standing in the jurisdiction of Delaware, and operate its business in the ordinary course.
          (b) Taxes. Pay and discharge when due all taxes, upon or with respect to Maker and upon the income, profits and property of Maker.
          (c) Observance of Legal Requirements. Observe and comply in all respects with all laws, ordinances, orders, judgments, rules, regulations, certifications, franchises, permits, licenses, directions and requirements of all governmental bodies, which now or at any time hereafter may be applicable to Maker, the failure to comply with which could reasonably be expected to have a material adverse effect on Maker, its business, or its ability to comply with its obligations under this Note or the Pledge Agreement.

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          (d) Inspection. Upon the occurrence of an Event of Default hereunder, or an event which, with notice or lapse of time, or both, would constitute an Event of Default, permit representatives of Payee at all reasonable times during normal business hours, upon prior notice to Maker, to visit the offices of Maker, to examine the books and records of Maker and accountants’ reports relating thereto, and to make copies or extracts therefrom, and to discuss the affairs of Maker with the officers thereto, and to examine and inspect the property of Maker, provided that in all such events Payee shall use reasonable efforts to avoid or minimize any interference with the operations of the business of Maker.
     6. Events of Default. Any of the following events shall constitute an “Event of Default” under this Note:
          (a) A failure by Maker to pay any principal of, or any other sum due under, this Note, including any required prepayment within three (3) days after it shall become due; or
          (b) A default by Maker in the performance of any covenant contained herein and such default shall continue for ten (10) days; or
          (c) An “Event of Default” (as defined in the Pledge Agreement) under the Pledge Agreement; or
          (d) A proceeding shall have been instituted by or against Maker (i) seeking to have an order for relief entered in respect of it or seeking a declaration or entailing a finding that Maker is insolvent or a similar declaration or finding, or seeking dissolution, winding-up, charter revocation or forfeiture, liquidation, reorganization, arrangement, adjustment, composition or other similar relief with respect to Maker or its assets or debts under any applicable federal or state law relating to bankruptcy, insolvency, relief of debtors or protection of creditors, termination of legal status or any other similar law now or hereafter in effect, or (ii) seeking appointment of a receiver, trustee, custodian, liquidator, assignee, sequestrator or other similar official for Maker, or for all or any substantial part of its properties, and, in the case of clause (i) or (ii), if against Maker, such proceeding shall remain undismissed and unstayed, or an order or decree approving or ordering any of the foregoing shall be entered and continued unstayed and in effect, for a period of thirty (30) consecutive days; or
          (e) Maker shall become insolvent, shall become generally unable to pay its debts as they become due, shall voluntarily suspend transaction of its businesses, shall make a general assignment for the benefit of creditors, or shall dissolve, wind-up or liquidate any substantial part of its properties, or shall take any corporate action in furtherance of any of the foregoing; or
          (f) One or more judgments for the payment of money or attachment against any of its properties shall have been entered against Maker which judgment(s) or attachment(s) in the aggregate exceeds $50,000.00.

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     7. Remedies. At any time after occurrence and during the continuance of an Event of Default, Payee may, at its option and without notice or demand, do any one or more of the following:
          (a) Declare the entire unpaid principal balance of this Note, together with interest accrued thereon if any, and all other sums due from Maker hereunder, to be immediately due and payable; or
          (b) Exercise any other right or remedy as may be provided in this Note, the Pledge Agreement or as otherwise provided at law or in equity or otherwise.
     8. Costs and Attorney’s Fees. In any suit, action or proceeding for the collection of this Note or to enforce any of Payee’s rights hereunder, Payee may recover all reasonable and actual costs of and other expenses in connection with the suit, action or proceeding, including attorney fees and disbursements, paid or incurred by Payee.
     9. Remedies Cumulative. The rights and remedies provided to Payee in this Note and the Pledge Agreement (a) are not exclusive and are in addition to any other rights and remedies Payee may have at law or in equity, (b) shall be cumulative and concurrent, (c) may be pursued singly, successively or together against Maker, at the sole discretion of Payee, and (d) may be exercised as often as occasion therefore shall arise. The failure to exercise or delay in exercising any such right or remedy shall not be construed as a waiver or release thereof.
     10. Waivers and Agreements. Maker and all endorsers, sureties and guarantors, jointly and severally: (a) waive presentment for payment, demand, notice of demand, notice of nonpayment or dishonor, protest and notice of protest of this Note, and all other notices (not expressly provided for in this Note) in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note; and (b) agree that the liability of each of them shall be unconditional without regard to the liability of any other party and with respect to any such endorser, surety or guarantor, shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee at any time. Such endorsers, sureties and guarantors, jointly or severally, further (x) consent to any and all indulgences, extensions of time, renewals, waivers or modifications granted or consented to by Payee at any time; and (y) agree that additional makers, endorsers, guarantors or sureties may become parties to this Note without notice to them or affecting their liability under this Note.
     11. Payee’s Waivers. Payee shall not be deemed, by any act or omission or commission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Payee. Such a written waiver signed by Payee shall waive Payee’s rights and remedies only to the extent specifically stated in such written waiver. A waiver as to one or more particular events of defaults shall not be construed as continuing or as a bar to or waiver of any right or remedy as to another or subsequent event or default.

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     12. Miscellaneous.
          (a) Successors and Assigns. The words “Payee” and “Maker” shall include the respective distributees, successors and permitted assigns of Payee and Maker, respectively. The provisions of this Note shall bind and inure to the benefit of Payee and Maker and their respective distributees, successors and assigns. Notwithstanding the foregoing, Maker shall have no right to distribute, assign, delegate, or otherwise transfer this Note or any of Maker’s obligations hereunder without the prior written consent of Payee. Payee may, in its sole discretion and without Maker’s consent, assign or transfer this Note, any security for this Note and any right, remedy or obligation of Payee under the Pledge Agreement.
          (b) No Set-Off. All payments hereunder shall be made without set-off or counterclaim under any circumstances and in such amounts as may be necessary in order that all such payments shall not be less than the amounts otherwise specified to be paid hereunder.
          (c) Amendment of Note. This Note may be modified, amended, discharged or waived only by an agreement in writing signed by the party against whom enforcement of any such modification, amendment, discharge or waiver is sought.
          (d) Governing Law. This Note shall be governed by and construed according to the laws of the State of Florida without regard to its conflict of laws principles.
          (e) Partial Invalidity. The unenforceability or invalidity of any one or more provisions shall not render any other provisions herein contained unenforceable or invalid.
          (f) Waiver of Jury Trial; Jurisdiction. Payee and Maker hereby waive trial by jury in any litigation in any court with respect to, in connection with, or arising out of this Note or the validity, protection, interpretation, collection or enforcement thereof, or any other claim or dispute howsoever arising between Payee and Maker hereunder. Maker hereby irrevocably submits to the jurisdiction of any state court located in Brevard County, Florida, or in a federal court located in the Middle District of Florida for the purpose of any suit, actions, proceedings, or judgments relating or arising out of this Note.
          (g) Notices. All notices, consents, requests, instructions, approvals and other communications which may be or are required to be given, served or sent by either party pursuant to this Note, shall be in writing and shall be delivered personally, or sent by nationally recognized overnight courier service, or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Buyer:	IHL Investments, LLC
3402 Oak Grove, Suite 200
Dallas, Texas 75204
Attention: Manager

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With a copy to:	Gillespie, Roger, Watsky & Jones, P.C.
3402 Oak Grove, Suite 200
Dallas, Texas 75204
Attention: Hal K. Gillespie, Esq.

If to Seller:	Harris Corporation
1025 West NASA Boulevard
Melbourne, FL 32919
Attention: Scott T. Mikuen
     Each party may designate by notice in writing as aforesaid a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication which shall be mailed, sent, or delivered in the manner described above, shall be deemed sufficiently given, served, sent or received for all purposes (i) on the day personally delivered or faxed, (ii) on the second day after the date delivered to a nationally recognized overnight courier, or (iii) on the fifth day following the date sent by certified mail.
[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK;
SIGNATURE PAGE FOLLOWS]

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     IN WITNESS WHEREOF, IHL INVESTMENTS, LLC has executed this SECURED PROMISSORY NOTE the day and year first written above.

MAKER: IHL INVESTMENTS, LLC
By:	/s/ L. Balikowsky
	Name:	L. Balikowsky
	Title:	Manager

ATTEST:
/s/ Hal Gillespie

STATE OF TEXAS:
COUNTY OF DALLAS:
     I hereby certify, that on this day, before me, an officer duly authorized in the State and County aforesaid to take acknowledgements, personally appeared L. Balikowsky of IHL INVESTMENTS, LLC, who is personally known to me or has produced _____________ as identification, and who executed the foregoing instrument and he acknowledged before me that he executed the same.
     Witness my hand and official seal in the County and State last aforesaid this 29th___day of March, 2007.

/s/ Patricia Stephens
Notary Public

(Seal)	My commission expires	July 25, 2009

[Signature Page to Secured Promissory Note]

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Exhibit 8
EXECUTION COPY
PLEDGE AGREEMENT
THIS PLEDGE AGREEMENT (this “Agreement”), dated March 29, 2007, is made by and between IHL INVESTMENTS, LLC, a Delaware limited liability company (“Pledgor”), in favor of HARRIS CORPORATION, a Delaware corporation (“Pledgee”).
W I T N E S S E T H:
     WHEREAS, Pledgor, pursuant to a certain Stock Purchase Agreement of even date herewith (the “Stock Purchase Agreement”) by and among Pledgor and Pledgee, is purchasing FORTY THOUSAND (40,000) shares of Series C Preferred stock, par value $0.001 in Teltronics, Inc., a Delaware corporation (“Teltronics”) (the “Series C Stock”);
     WHEREAS, Pledgor has executed a certain Secured Promissory Note of even date herewith, in the principal amount of $400,000 (as amended, supplemented or modified from time to time, the “Note”);
     WHEREAS, Pledgor acknowledges that, by reason of the foregoing, it will receive substantial economic and other benefits from Pledgee and acknowledges that without this Agreement, Pledgee would be unwilling to accept the Note; and
     WHEREAS, as consideration for the execution of this Agreement by the Pledgee, and to further secure the obligations of the Pledgee under the Note, Pledgor agrees to pledge and grant to Pledgee a security interest in (i)10,000 shares of the Series C Stock (the “Stock”), (ii) any other interest in Teltronics now owned or hereafter acquired by Pledgor, and (iii) Distributions (as defined below) to Pledgor of or from Teltronics (each, a “Pledged Interest” and, collectively, the “Pledged Interests”).
     NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, the parties hereto hereby covenant and agree as follows:
     Section 1. Pledge.
          (a) Pledgor hereby pledges, assigns, hypothecates, delivers, sets over and grants to Pledgee a lien on and first priority security interest in and to all right, title and interest of Pledgor in the Pledged Interests, any certificates, instruments or documents representing the same, all options and other rights, contractual or otherwise, in respect thereof (including, without limitation, any registration rights) and all dividends, distributions, liquidation proceeds, cash, instruments and other property (including, without limitation, additional stock or securities distributed in respect of any Pledged Interests by way of stock splits, spin-offs, reclassification, combination, consolidation, merger or similar arrangement) to which Pledgor is entitled with respect to the Pledged Interests, whether or not received by or otherwise distributed to Pledgor, whether such dividends, distributions, liquidation proceeds, cash, instruments and other property are paid or distributed by Teltronics in respect of operating profits, sales, exchanges, refinancing, condemnations or insured losses of the assets of Teltronics, the liquidation of Teltronics’ assets and affairs, management fees, guaranteed payments, repayment of loans, reimbursement of expenses or otherwise (collectively, the “Distributions”) in respect of or in exchange for any or all of the Pledged Interests, and Pledgor’s rights, remedies and benefits under the Organizational Documents of Teltronics, all rights and powers of Pledgor arising under the Organizational Documents of Teltronics or under law, including, without limitation, all rights of Pledgor to vote on any matter specified therein or under law; all rights of Pledgor to cause an assignee to be substituted as shareholder, in Teltronics in the place and stead of Pledgor; all rights, remedies, powers, privileges, security interests, liens, and claims of Pledgor for damages arising out of or for breach of or default under the Organizational Documents of Teltronics; all rights of Pledgor to access to the books and records of Teltronics and to other information concerning or affecting Teltronics. The security interests, rights, remedies and benefits of Pledgee granted by this Section 1(a) and all proceeds thereof are hereinafter collectively referred to as the “Pledged Collateral.” Pledgor irrevocably and unconditionally waives all rights, if any, which may exist in its favor to purchase or acquire any of the Pledged Collateral to the extent the same may arise as a result of the pledge thereof effected hereby, or the acquisition or disposition thereof by Pledgee or any other Person pursuant to the rights and remedies afforded Pledgee hereunder or any exercise thereof. “Organizational Documents” shall mean with respect to Teltronics, its Certificate of Incorporation and Bylaws, and with respect to Pledgor, its Certificate of Organization and Operating Agreement and any exhibits or schedules thereto (as amended, supplemented or modified from time to time).
          (b) Concurrently herewith, Pledgor is receiving and will cause delivery to Pledgee an “Agreement and Acknowledgment of Pledge” in substantially in the form of Exhibit A hereto duly executed and delivered by Teltronics.
     Section 2. Security for Obligations. This Agreement secures (i) the full and prompt payment when due, whether at the respective stated maturity dates, by acceleration or otherwise, of all obligations and any other amounts due or to become due under the Note, whether for principal, interest, fees, expenses or otherwise, (ii) any and all obligations of Pledgor now or hereafter existing under this Agreement, and (iii) any and all other obligations of Pledgor to Pledgee now or hereafter existing (all such obligations being hereinafter collectively referred to as the “Obligations”).
     Section 3. Delivery of Pledged Collateral.
          (a) Concurrent with this Agreement: (i) the Pledged Interests shall be delivered, transferred to or placed under the control of the Pledgee by Pledgor by certificates, instruments, or other documents now or hereafter representing or evidencing the Pledged Collateral (“Certificates”) and, as appropriate, shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance reasonably satisfactory to Pledgee; (ii) Pledgor shall deliver to Pledgee such Uniform Commercial Code financing statements, executed by Pledgor and in a form ready for filing, as may be necessary or desirable to perfect and/or evidence the security interests in the Pledged Collateral granted to Pledgee pursuant to this Agreement; and (iii) Pledgor shall deliver satisfactory evidence to Pledgee in its sole discretion that all other filings, recordings, registrations and other actions Pledgee deems necessary or desirable to establish, preserve and perfect the security interests and other rights granted to Pledgee pursuant to this Agreement shall have been made.
          (b) If Pledgor shall acquire (by purchase, Distribution or otherwise) any additional securities or ownership interest of any kind or nature in, or rights to Distributions from, or relating to, Teltronics (collectively, “Securities”) at any time or from time to time after the date hereof, Pledgor will forthwith pledge and deliver such Securities (and all certificates or instruments representing such Securities) as collateral with Pledgee and deliver to Pledgee the other documents and evidence described in the preceding Section 3(a) to effect any transfer thereof as required hereby, together with a certificate executed by Pledgor describing such Securities and certifying that the same have been duly pledged with Pledgee hereunder.
          (c) If Pledgor shall come into possession of any Distribution, including any dividends, distributions, liquidation proceeds, cash or other property paid or distributed with respect to the Stock at any time or from time to time after the date hereof, Pledgor shall surrender such Distributions to Pledgee who may apply any such Distributions to any portion of the Obligations then due or hold such Distributions as part of the Pledged Collateral.
          (d) Pledgee shall have the right to appoint one or more agents for the purpose of retaining physical possession of any of the Pledged Collateral, which may be held (in the discretion of Pledgee) in the name of Pledgor, or endorsed or assigned in blank or in favor of Pledgee or any nominee or nominees of Pledgee or any agent appointed by Pledgee in accordance herewith.
     Section 4. Voting Power, Etc. Notwithstanding anything to the contrary contained in Section 1 hereof, provided that no Event of Default (as hereinafter defined) shall have occurred and be continuing, but subject in all respects to the terms, conditions, prohibitions or limitations on the actions of Pledgor as a shareholder of Teltronics provided in the Organizational Documents of Teltronics, Pledgor shall be entitled to exercise all voting, consensual and other powers of ownership pertaining to the Pledged Collateral (including, without limitation, to make determinations, to exercise any election (including, without limitation, election of remedies) or option, and to give or receive any notice, consent, amendment, waiver, approval or other rights described in Section 1 hereof), provided that no ratification shall be given, nor any power pertaining to the Pledged Collateral exercised, nor any other action taken, which would violate or be inconsistent with the terms of this Agreement or which would have the effect of impairing the position or interests of Pledgee, or, in each case, in such a manner as would reasonably be expected to have an adverse effect on the ability of Pledgor to perform its obligations hereunder. If any of the foregoing rights are exercised by Pledgor, Pledgor shall promptly give written notice to Pledgee of its exercise of such right. Upon the occurrence of any Event of Default and for so long as such Event of Default is continuing, Pledgee shall have the sole and exclusive right to exercise all voting, consensual and other powers of ownership pertaining to the Pledged Collateral.
     Section 5. No Assumption. Notwithstanding anything contained herein to the contrary, whether or not an Event of Default shall have occurred, and whether or not Pledgee elects to foreclose or otherwise realize on its security interest in the Pledged Collateral as set forth herein or exercise any of its rights under this Agreement or otherwise, neither this

Agreement, receipt by Pledgee of any Distributions, the foreclosure or other realization by Pledgee of the security interest in the Pledged Collateral nor any exercise by Pledgee of any of its rights under this Agreement or otherwise, shall in any way be deemed to obligate Pledgee to assume any of Pledgor’s obligations, duties, expenses or liabilities with respect to the Pledged Collateral or any agreement relating thereto, and in the event of any such foreclosure, realization or other exercise of rights, Pledgor shall remain bound and obligated to perform such obligations and Pledgee shall not be deemed to have assumed any of such obligations.
     Section 6. Events of Default. The occurrence of any of the following events shall constitute an “Event of Default” under this Agreement: (a) Pledgor shall at any time fail timely to perform or comply with any provision of this Agreement after Pledgor actually obtains knowledge of such default or after notice of such default and a cure period of ten (10) days during which to cure such default; (b) any of the representations or warranties made by Pledgor in this Agreement shall be, or at any time shall become, false or inaccurate in any material respect after Pledgor actually obtains knowledge of such default or after notice of such default and a cure period of ten (10) days during which to cure such default; or (c) if there shall occur any Event of Default under the Note.
     Section 7. Representations, Warranties and Covenants. Pledgor represents and warrants to, and agrees with, Pledgee as follows:
          (a) Pledgor is a duly formed limited liability company under the laws of the State of Delaware, validly existing and in good standing under the laws of the State of Delaware, and has full power and authority to execute and deliver to Pledgee this Agreement, to own its properties and to perform the obligations and carry out the duties imposed upon Pledgor by this Agreement. Pledgor is not required by applicable law to be authorized to do business in any other jurisdiction.
          (b) Pledgor is, and at all times will be, the only record and beneficial owner of the Pledged Collateral. Pledgor will defend Pledgee’s right, title and interest in and to the Pledged Collateral pledged by it pursuant hereto against the claims and demands of any third party. The costs and expenses incurred by Pledgor to defend Pledgee’s rights, title and interests in and to the Pledged Collateral, shall be borne solely and exclusively by Pledgor.
          (c) Pledgor’s rights to Distributions, if any, under the Organizational Documents of Teltronics are not subject to any defense, offset, counterclaim or contingency whatsoever. Giving effect to the aforesaid grants and pledges to Pledgee and the deliveries required hereunder, Pledgee has, as of the date of this Agreement, and, as to any Pledged Collateral acquired from time to time after such date, shall have, a valid, perfected and continuing first priority lien upon and security interest in the Pledged Collateral; provided, however, that no representation or warranty is made with respect to the perfected status of the security interest of Pledgee in the proceeds of the Pledged Collateral consisting of “cash proceeds” or “non-cash proceeds” as defined in the Uniform Commercial Code in effect in the State of Delaware (the “Code”).
          (d) Pledgor agrees to pay, and to save Pledgee harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamps, excise, sales or other taxes which may be payable or determined to be payable with respect to any of the Pledged Collateral or in connection with any of the transactions contemplated by this Agreement or the exercise by Pledgee of any right or remedy granted to it.
          (e) Pledgor shall not transfer any of the Pledged Collateral until payment or satisfaction in full of the Obligations.
          (f) This Agreement and each provision herein has been duly authorized, executed and delivered by Pledgor and constitutes the legal, valid and binding obligation of Pledgor, enforceable against Pledgor in accordance with its terms.
          (g) The principal place of business and chief executive office of Pledgor and the principal place where Pledgor’s records concerning the Pledged Collateral are kept, is the Pledgor’s address provided in this Agreement. Pledgor will not change such principal place of business or remove such records nor will Pledgor move its principal place of business from such address unless it shall provide Pledgee with at least thirty (30) days’ prior written notice thereof and there shall have been taken such action, satisfactory to Pledgee, as may be necessary to maintain the security interest of Pledgee hereunder at all times fully perfected and in full force and effect. Pledgor shall not change its name unless it shall have given Pledgee at least thirty (30) days’ prior written notice of any such proposed change and shall have taken such action, satisfactory to Pledgee, as may be necessary to maintain the security interest of Pledgee in the Pledged Collateral at all times fully perfected and in full force and effect.
          (h) Pledgor has delivered to Pledgee true, correct and complete copies of all of the Organizational Documents of Pledgor, and Pledgor shall not permit or consent to any amendments thereto without the prior written consent of Pledgee. The Organizational Documents of Pledgor have been duly executed and delivered by Pledgor and the shareholders, directors, members, managers, officers, incorporators, or organizers, as the case may be, of Pledgor and constitute the legal, valid and binding obligations of such parties enforceable in accordance with their respective terms. Pledgor has the full power and authority to own its property and to carry on its business as now being conducted, and has the power and authority to execute and deliver and to perform its Obligations hereunder and under any of the other documents to which it is a party.
     The representations, warranties and covenants set forth in this Section 7 shall survive the execution and delivery of this Agreement.

     Section 8. Further Assurances. Pledgor agrees that at any time and from time to time Pledgor will promptly execute and deliver all further instruments and documents, and take all further action, that may be reasonably necessary or desirable, or that Pledgee may request, in order to perfect and protect any security interest granted or purported to be granted or to enable Pledgee to exercise and enforce its rights and remedies hereunder with respect to any Pledged Collateral.
     Section 9. Distributions.
          (a) Upon the occurrence and continuation of an Event of Default:
               (i) All rights of Pledgor to receive Distributions and any and all proceeds from the sale or other disposition of the Pledged Collateral (or any portion thereof) which Pledgor would otherwise be authorized to receive and retain shall cease, and all such rights shall thereupon become vested in Pledgee, who shall thereupon have the sole right to receive and hold as Pledged Collateral such Distributions and proceeds.
               (ii) All Distributions and proceeds which are received by Pledgor contrary to the provisions of paragraph (a) of this Section 9 shall be received in trust for the benefit of Pledgee, shall be segregated from other funds of Pledgor and shall be forthwith paid over to Pledgee as Pledged Collateral in the same form as so received (with any necessary endorsement).
               (iii) All Distributions received by Pledgor in a partial or total liquidation of Teltronics shall, in the event that any of the Obligations remain outstanding at the time of such partial or total liquidation, be paid to Pledgee and applied by Pledgee to such outstanding Obligations.
     Section 10. Transfers and Other Liens; Additional Interests. Pledgor agrees, so long as any of the Obligations are outstanding, not to:
          (a) sell, transfer or otherwise dispose of, or grant any option or similar right with respect to, any of the Pledged Collateral; or
          (b) create or permit to exist any lien, security interest or other charge or encumbrance upon or with respect to any of the Pledged Collateral; or
          (c) sell, transfer or otherwise dispose of, or grant an option or similar right with respect to, the thirty thousand shares of Series C Preferred Stock not constituting the Pledged Collateral until the Note is fully paid.
     Section 11. Appointment of Attorney-in-Fact. Pledgor hereby appoints Pledgee the attorney-in-fact for Pledgor, with full authority in the place and stead of Pledgor and in the name of Pledgor or otherwise, from time to time in Pledgee’s discretion to take any action and to execute any instrument which Pledgee may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, to receive, endorse and collect all Distributions and any instruments made payable to Pledgor representing any dividend, interest payment or other Distributions in respect of the Pledged Collateral or any part thereof and to give full discharge for the same. Pledgor agrees that the foregoing power constitutes a power coupled with an interest which may not be revoked and which shall survive until all of the Obligations shall have been indefeasibly paid in full and satisfied, provided that except with respect to the execution and filing of the Uniform Commercial Code Financing Statements, this paragraph shall not be effective until the occurrence of an Event of Default.
     Section 12. Pledgee to Perform. If Pledgor fails to perform any agreement contained herein, Pledgee may itself perform, or cause performance of, such agreement, and the expenses of Pledgee incurred in connection therewith shall be payable by Pledgor in accordance with Section 17 hereof.
     Section 13. Remedies Upon Default. Upon the occurrence of any Event of Default:
          (a) Pledgee may, without any notice to Pledgor of the occurrence of such Event of Default, except as otherwise expressly required under the Note, exercise in respect of the Pledged Collateral, in addition to the other rights and remedies provided for herein or otherwise available to Pledgee, all the rights and remedies of a secured party under the Code in effect at that time, and Pledgee may also, without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker’s board or at any of Pledgee’s offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as Pledgee may deem commercially reasonable. Pledgor agrees that, to the extent notice of sale shall be required by law, at least ten (10) business days notice to Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. Pledgee shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. Pledgee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.
          (b) Pledgee may transfer all or any part of the Pledged Collateral into Pledgee’s name or the name of its nominee or nominees, by endorsing the Certificates.
          (c) Pledgee may vote all or any part of the Pledged Collateral (whether or not transferred into the name of Pledgee) and give all consents, waivers and ratifications in respect of the Pledged Collateral and otherwise act with respect thereto as though it were the outright owner thereof (Pledgor hereby irrevocably constituting and appointing Pledgee the proxy and attorney-in-fact of Pledgor, with full power of substitution to do so).
          (d) Any Pledged Collateral or proceeds thereof held by Pledgee as Pledged Collateral and all proceeds thereof received by Pledgee in respect of any sale of, collection from or other realization upon all or any part of the Pledged Collateral may, in the discretion of Pledgee, be held by Pledgee as collateral for, and/or then or at any time thereafter, be applied (after payment of any amounts payable to Pledgee pursuant to Section 17 hereof), in whole or in part by Pledgee for the benefit of Pledgor, against all or any part of the Obligations and in such order as Pledgee shall elect. Any surplus of such Pledged Collateral or proceeds thereof held by Pledgee and remaining after payment or satisfaction in full of all of the Obligations and the expenses referred to in Section 17 hereof shall be delivered or paid over to Pledgor or to whomsoever may be lawfully entitled to receive such surplus.
          (e) Each right, power and remedy of Pledgee provided for in this Agreement or now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other such right, power or remedy. The exercise or beginning of the exercise by Pledgee of any one or more of the rights, powers or remedies provided for in this Agreement now or hereafter existing at law or in equity or by statute or otherwise shall not preclude the simultaneous or later exercise by Pledgee of all such other rights, powers or remedies, and no failure or delay on the part of Pledgee to exercise any such right, power or remedy shall operate as a waiver thereof.
     Section 14. Jurisdiction, Venue, Service of Process. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT SHALL BE BROUGHT, AT PLEDGEE’S OPTION, ONLY IN THE COURTS OF THE STATE OF FLORIDA, BREVARD COUNTY OR THE MIDDLE DISTRICT OF FLORIDA. PLEDGOR HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE NON-EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. PLEDGOR IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO IT AT ITS ADDRESS AS SET FORTH ABOVE. PLEDGOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING CONTAINED HEREIN SHALL AFFECT THE RIGHT OF PLEDGEE TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST PLEDGOR IN ANY OTHER JURISDICTION.
     Section 15. Jury Trial Waiver. EACH OF PLEDGOR AND PLEDGEE HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF PLEDGOR OR PLEDGEE RELATING TO THE NOTE, AND THE LENDING RELATIONSHIP WHICH IS THE SUBJECT OF THIS PLEDGE AGREEMENT. THIS PROVISION IS A MATERIAL INDUCEMENT FOR PLEDGEE ENTERING INTO THIS AGREEMENT.
     Section 16. Indemnity. The Pledgor agrees to indemnify and hold harmless the Pledgee from and against any and all claims, demands, losses, judgments and liabilities (including liabilities for penalties) of whatsoever kind or nature, and to reimburse the Pledgee for all costs and expenses, including reasonable attorneys’ fees, growing out of or resulting from this Agreement or the exercise by the Pledgee of any right or remedy granted to it hereunder; provided, that the Pledgor shall not be required to indemnify the Pledgee in respect of any claims, demands, losses, judgments, liabilities, costs or expenses arising from the gross negligence or willful misconduct of the Pledgee. In no event shall the Pledgee be liable, in the absence of gross negligence or willful misconduct on its part, for any matter or thing in connection with this Agreement other than to account for moneys actually received by it in accordance with the terms hereof. If and to the extent that the obligations of the Pledgor under this Section 16 are unenforceable for any reason, the Pledgor hereby agrees to make the maximum contribution to the payment and satisfaction of such obligations which is permissible under applicable law. Notwithstanding any other provision of this Agreement, the Pledgee shall not be liable hereunder for any action or failure to act hereunder, except to the extent of its gross negligence or willful misconduct.
     Section 17. Expenses. Upon demand, Pledgor will pay to Pledgee the amount of any and all expenses, including the reasonable fees and expenses of Pledgee’s counsel and of any experts and agents, which Pledgee may incur in connection with (i) the sale of, collection from, or other realization upon, any of the Pledged Collateral, (ii) the exercise or enforcement of any of Pledgee’s rights hereunder, or (iii) the failure by Pledgor to perform or observe any of the provisions hereof.
     Section 18. Amendments, Waivers, Etc. No amendment or waiver of any provision of this Agreement, nor consent to any departure by Pledgor herefrom, shall in any event be effective unless the same shall be in writing and signed by Pledgee, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.
     Section 19. Notices. All notices, demands, instructions and other communications required or permitted to be given to or made upon any party hereto shall be given in the manner specified in the Note, and at the address of each party hereto set forth below its signature on the signature page hereto. The parties hereto may change the address at which they are to receive notices hereunder by notice in writing in the foregoing manner to all parties.
     Section 20. Continuing Security Interest; Transfer. This Agreement shall create a continuing security interest in the Pledged Collateral and shall (i) remain in full force and effect until the indefeasible payment or satisfaction in full of the Obligations, (ii) be binding upon Pledgor, its permitted transferees, representatives, successors and assigns, and (iii) inure, together with the rights and remedies of Pledgee hereunder, to the benefit of Pledgee and its permitted transferees, representatives, successors and assigns. Without limiting the generality of the foregoing clause (iii), Pledgee, but not Pledgor, may assign or otherwise transfer this Agreement together with the Pledged Collateral, the Note and any other Obligations to any other Persons to the extent permitted by the Note, and such other Persons shall thereupon become vested with all the benefits in respect thereof granted to Pledgee herein or otherwise. Upon the indefeasible payment or satisfaction in full of the Obligations, (x) Pledgor shall be entitled to the return, upon its request and at its expense, of such portion of the Pledged Collateral as shall not have been sold or otherwise applied or forfeited pursuant to the terms hereof, and (y) this

Agreement shall be of no further force or effect except for the provisions of Sections 5, 12 and 16, which shall survive.
     Section 21. Severability. If for any reason any provision or provisions hereof are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.
     Section 22. Governing Law; Terms. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware (without giving effect to principles of conflicts of law). Unless otherwise defined herein, terms defined in the Code are used herein as therein defined.
     Section 23. Recitals. The Recitals at the beginning of this Agreement are hereby incorporated into the substantive provisions of this Agreement.
     Section 24. Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or other non-alterable electronic transmission), and it shall not be necessary that the signature of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart, but it shall be sufficient that the signature of, or on behalf of, each party, or that the signatures of the persons required to bind any party, appear on one or more such counterparts. All counterparts shall constitute one and the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

     IN WITNESS WHEREOF, Pledgor has caused this Pledge Agreement to be executed and delivered by its duly authorized representatives as of the date first set forth above.

IHL INVESTMENTS, LLC		HARRIS CORPORATION

By:	/s/ L. Balikowsky	By:	/s/ Charles J. Greene

Name: Title:	L. Balikowsky Manager	Name: Title:	Charles J. Greene V.P.-Tax & Treasurer

Address:	3402 Oak Grove, Suite 200	Address:	1025 West NASA Blvd.
	Dallas, TX 75204		Melbourne, FL 32919
	Attention: Manager		Attention: Scott t. Mikuen
PLEDGOR:
* * * * *
State of TEXAS
County of DALLAS
On March 29, 2007 before me appeared L. Balikowsky who is personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to within the instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Notary Public,
Commission No.

Expires	Expires July 25, 2009

/s/ Patricia Stephens

		Patricia Stephens	Notary
PLEDGEE:
* * * * *
State of FLORIDA
County of BREVARD
On March 29, 2007 before me appeared /s/ Charles J. Greene who is personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to within the instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Notary Public,
Commission No.	DD 263331

Expires	February 24, 2008

/s/ Vicki L. Calicchia

		Vicki L. Calicchia	Notary

Exhibit A
AGREEMENT AND ACKNOWLEDGEMENT OF PLEDGE
OF TELTRONICS, INC.
     Teltronics, Inc. (the “undersigned” or “Teltronics”) hereby agrees, acknowledges and consents to the execution and delivery to HARRIS CORPORATION (“Pledgee”), of that certain Pledge Agreement by IHL INVESTMENTS, LLC (“Pledgor”) dated of even date herewith (the “Pledge”), as collateral security for the payment and performance by the Pledgor under the Note delivered to Pledgee and the assignment and pledge under the Pledge to Pledgee by Pledgor of all of Pledgor’s right, title and interest to the Pledged Collateral (as defined in the Pledge). All capitalized terms used herein not otherwise defined herein shall have the meanings ascribed to such terms in the Pledge.
     The undersigned shall cause all of its books and records to reflect the pledge of the Pledged Collateral to Pledgee and agrees not to consent to or to permit any transfer of the Pledged Collateral or any other action that may be taken by Pledgor that might constitute a breach of any term or condition of the Pledge or any Event of Default so long as any Obligations remain outstanding, except in accordance with and subject to the terms and conditions of the Pledge. The undersigned represents and warrants that (i) the execution and delivery of the Pledge does not violate any of the undersigned’s Organizational Documents (including without limitation Teltronics’ Certificate of Incorporation and Bylaws, as they may be amended) or any other agreement to which the undersigned is a party or by which any of the property of the undersigned is bound, (ii) Pledgor’s shares in the undersigned are as set forth in the Pledge and such shares in the undersigned are not subject to any claim, lien or encumbrance whatsoever of any kind or nature; and (iii) the undersigned does not have any claim, right of offset, or counterclaim against Pledgor under or with respect to the Pledged Collateral or otherwise under any of the undersigned’s Organizational Documents, and Pledgor is not in default to the undersigned or otherwise under or in respect of any of its obligations under any of the undersigned’s Organizational Documents. The undersigned agrees that Pledgee and/or its representatives may at any time during reasonable business hours inspect the books, records and properties of the undersigned, and the undersigned shall, so long as any Obligations remain outstanding, at least five (5) business days prior to the time any Distributions are proposed to be made, give written notice thereof to Pledgee at its address provided in the Pledge. The undersigned has issued a certificate representing Pledgor’s shares in the undersigned. The undersigned maintains books or records for or relating to the transfer of shares in the undersigned.
     Notwithstanding the security interests of Pledgee in the Pledged Collateral, Pledgee shall have no obligation or liability whatsoever to the undersigned, or any stockholder or director thereof, or any creditor or other person having any relationship, contractual or otherwise, with the undersigned, nor shall Pledgee be obligated to perform any of the obligations or duties of Pledgor under any of the undersigned’s Organizational Documents, or to take any action to collect or enforce any claim for payment due Pledgor arising thereunder. The undersigned acknowledges that the security interest of Pledgee in the Pledged Collateral and all of Pledgee’s rights and remedies under the Pledge may be freely transferred or assigned by Pledgee, as

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permitted by the Note. In the event of any such transfer or assignment, all of the provisions of this Agreement and Acknowledgment of Pledge shall inure to the benefit of the transferees, successors and/or assigns of Pledgee. The provisions of this Agreement and Acknowledgment of Pledge shall likewise be binding upon any and all permitted transferees, successors and assigns of the undersigned.
     The undersigned hereby agrees that it will comply with all reasonable instructions concerning the Pledged Collateral originated by Pledgee without further consent of Pledgor and that: (i) all Distributions will be made directly to Pledgee until the Obligations have been paid in full, (ii) upon the occurrence of any Event of Default, Pledgee shall have the sole and exclusive right to exercise all voting, consensual and other powers of ownership pertaining to the Pledged Collateral, and (iii) Pledgee may take any reasonable action which Pledgee may deem necessary for the maintenance, preservation and protection of any of the Pledged Collateral or Pledgee’s security interests therein, including, without limitation, the right to declare any or all Obligations to be immediately due and payable without demand or notice and the right to transfer any of the Pledged Interests or other Pledged Collateral into Pledgee’s name or the name of any designee or nominee of Pledgee.
     The undersigned hereby acknowledges that on the date hereof, Pledgee sold to Pledgor 40,000 shares of Series C Preferred stock of the undersigned but that only 10,000 of such shares are part of the Pledged Collateral and that 30,000 of such shares are not pledged (such unpledged shares and any underlying common stock is referred to as the “Unpledged Shares”). The undersigned hereby acknowledges that it will not register or effect any transfer or sale of the Unpledged Shares on its books or otherwise, unless the Obligations have previously been paid in full or unless the proceeds of such sale or transfer shall have been applied to pay the Obligations under the Note. The undersigned also acknowledges that unless the Obligations have previously been paid in full, any dividends or other Distributions on the Unpledged Shares will be paid directly to Pledgee to be applied to the Obligations under the Note.
     The undersigned shall, from time to time, promptly execute and deliver such further instruments, documents and agreements, and perform such further acts as may be necessary or proper to carry out and effect the terms of the Pledge and this Agreement and Acknowledgment of Pledge.
     This Agreement and Acknowledgment of Pledge is being given to induce Pledgee to accept the Pledge and with the understanding that Pledgee will rely hereon.

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     IN WITNESS WHEREOF, the undersigned has caused this Agreement and Acknowledgment of Pledge to be duly executed and delivered.
     Dated this ___ day of March ___, 2007.

TELTRONICS, INC.

By:
Name:
Title:

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